FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U
TORONTO, March 12, 2018
FAIRFAX RECEIVES SUBORDINATE VOTING SHARES OF FAIRFAX INDIA HOLDINGS CORPORATION AS PAYMENT OF PERFORMANCE FEE
Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces that it has received from Fairfax India Holdings Corporation ("Fairfax India") the previously-announced US$114.4 million (approximately C$146.9 million) performance fee payable to Fairfax in respect of the three-year period ended December 31, 2017 (the "Performance Fee"). The Performance Fee was paid to Fairfax in the form of 7,663,685 subordinate voting shares ("Subordinate Voting Shares") at an effective issuance price of US$14.9324 (approximately C$19.17) per Subordinate Voting Share (being the weighted average share trading price over the last ten trading days in 2017). The Performance Fee was calculated and paid in accordance with the Administration and Investment Advisory Services Agreement between, among others, Fairfax and Fairfax India, as amended (the "Investment Advisory Agreement").
The Investment Advisory Agreement provides for the payment of a performance fee of 20% of the increase in Fairfax India's book value per share in excess of a hurdle rate of 5% per annum. The amount of the Performance Fee payable to Fairfax was driven by Fairfax India's excellent performance during the period from the closing of its initial public offering in January 2015 to December 31, 2017. As a result of that excellent performance, Fairfax India's book value per share of $14.46 at December 31, 2017 represented a compound annual growth rate during that period of 13.5% (15.5% prior to payment of the Performance Fee) from the initial public offering price of $10.00 per share, outperforming the compound annual growth rate of the S&P USD BSE Sensex index of 5.9% during the same period.
Fairfax's receipt of 7,663,685 Subordinate Voting Shares (the "Share Issuance") represents 6.1% of the issued and outstanding Subordinate Voting Shares of Fairfax India (after giving effect to the Share Issuance). The Share Issuance brings Fairfax's total holdings of such securities to 22,178,422 Subordinate Voting Shares (or 17.7% of all outstanding Subordinate Voting Shares).
Prior to the Share Issuance, Fairfax beneficially owned, and exercised control or direction over, (i) 14,514,737 Subordinate Voting Shares, representing 12.4% of Fairfax India's issued and outstanding Subordinate Voting Shares, and (ii) 30,000,000 multiple voting shares of Fairfax India ("Multiple Voting Shares"), representing 100% of the issued and outstanding Multiple Voting Shares. Fairfax's aggregate ownership, control and direction of the Subordinate Voting Shares and Multiple Voting Shares before giving effect to the Share Issuance represented a 30.2% equity interest and a 93.6% voting interest in Fairfax India.
After giving effect to the Share Issuance, Fairfax now beneficially owns, and exercises control or direction over, (a) 22,178,422 Subordinate Voting Shares, representing 17.7% of Fairfax India's issued and outstanding Subordinate Voting Shares, and (b) 30,000,000 Multiple Voting Shares, representing 100% of the issued and outstanding Multiple Voting Shares. Fairfax's aggregate ownership, control and direction of the Subordinate Voting Shares and Multiple Voting Shares following completion of the Share Issuance represents a 33.6% equity interest and a 93.7% voting interest in Fairfax India.
The Subordinate Voting Shares were issued to Fairfax in accordance with the terms of the Investment Advisory Agreement and will be held by Fairfax for investment purposes. Fairfax may determine to purchase additional Subordinate Voting Shares in the open market or otherwise or sell all or some of the Subordinate Voting Shares, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.
An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from John Varnell, Vice President, Corporate Development of Fairfax upon request at the telephone number below. Rates of exchange in this press release are based on the C$/US$ close on March 9, 2018 (as reported by the Bank of Canada).
Fairfax and Fairfax India's head and registered offices are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.
Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:   John Varnell, Vice President, Corporate Development, at (416) 367-4941